

July 11, 2014

Via E-mail
Mr. Jack Yun Ma
Executive Chairman
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re: Alibaba Group Holding Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 16, 2014**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 26, 2014**
> **File No. 333-195736**

Dear Mr. Ma:

We have the following additional comments which supplement the comments sent to you in our letter dated July 3, 2014. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure on page 226 regarding the RMB6.5 billion loan arrangement with Simon Xie. We also note that a company controlled by Jack Ma will serve as a general partner of the PRC partnership that will receive indirectly the proceeds of such loan. Please provide us with a detailed analysis of the nature of the loan and the extent to which the provisions of Section 13(k) of the Exchange Act are applicable to the loan. Your analysis should address both Mr. Xie and Mr. Ma.

Risk Factors, page 22

The equity holders, directors and executive officers, page 45

2. Please address in this risk factor any potential material conflicts of interest between you and Simon Xie and expand this risk factor to discuss any potential material conflicts of interest resulting from the manner in which you plan to invest in Wasu Media Holdings Co., Ltd.

Our Executive Officers, page 212

3. It appears that the disclosure required by Item 6.A of Form 20-F is applicable to Simon Xie. In this regard, we note your apparent dependence upon Mr. Xie based on his role as one of your founders and as a member of your management, as well as his equity interests in Alipay, your material VIEs, and the partnership through which you plan to invest in Wasu Media Holdings Co. Please provide the disclosure required by Item 6.A of Form 20-F and in doing so disclose Mr. Xie's roles and responsibilities in your company and where Mr. Xie falls within your management structure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Please contact Lisa Kohl, Senior Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Leiming Chen, Esq.
        Simpson Thacher & Bartlett LLP